Filed Pursuant to Rule 433
Registration No. 333-177789
January 10, 2013

U.S.$750,000,000
TransCanada PipeLines Limited

0.750% Senior Notes due 2016

Issuer:	TransCanada PipeLines Limited

Security:	0.750% Senior Notes due 2016

Size:	U.S.$750,000,000

Maturity Date:	January 15, 2016

Coupon:	0.750%

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2013

Price to Public:	99.823%

Benchmark Treasury:	0.250% due December 2015

Benchmark Treasury Yield:	0.360%

Spread to Benchmark Treasury:	+45 basis points

Yield:	0.810%

Redemption:	At any time at the greater of par or a discount rate of Treasury plus 10 basis points

Trade Date:	January 10, 2013

Expected Settlement Date:	January 15, 2013 (T+3)

CUSIP:	89352H AH2

ISIN:	US89352HAH21

Anticipated Ratings:	A3 by Moody’s Investors Service, Inc. A- by Standard & Poor’s Ratings Services

Joint Bookrunners:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Co-Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or HSBC Securities (USA) Inc. toll-free at (866) 811-8049.